EXHIBIT 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Jurisdiction of Incorporation	Percentage of Ownership

Livento Group LLC	Delaware	100%
Livento AI & Robotics Solutions Inc.	Delaware	100%
Livento Services Inc.	Delaware	100%
BOXO Productions, Inc.	Delaware	100%
BOXO Technology Inc.	Delaware	100%
Livento Europe a. s.	Czech republic	80%
Vektor Power Works s.r.o.	Czech republic	80%
Novel-Ti	Tunisia	80%